SUPPLEMENT

(To Prospectus Supplement dated December 28, 2005 to prospectus dated December 20, 2004)

$201,934,681

(Approximate)

Prime Mortgage Trust 2005-5

Issuer

Wells Fargo Bank, National Association

Master Servicer

Structured Asset Mortgage Investments II Inc.

Depositor

Prime Mortgage Trust, Mortgage Pass-Through Certificates, Series 2005-5

The first sentence under the caption "SUMMARY OF PROSPECTUS SUPPLEMENT ---- Description of the Certificates — Denominations” on page S-9 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

For each class of offered certificates, other than the Class II-A-2 Certificates and the residual certificates, $100,000 and multiples of $1.00 in excess thereof, and for the Class II-A-2 Certificates, $1,000 and multiples of $1.00 in excess thereof, except that one certificate of each class may be issued in the remainder of the class.

The first sentence under the caption “SUMMARY OF PROSPECTUS SUPPLEMENT ---- Optional Termination” on page S-13 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

At its option, the depositor or its designee may purchase from the trust all of the mortgage loans relating to a loan group, together with any properties in respect thereof acquired on behalf of the trust, and thereby effect termination and early retirement of the related certificates (other than the Class I-R-3 Certificates, to the extent that any group II certificates are outstanding, as described below), after the scheduled principal balance of the mortgage loans in such loan group and properties acquired in respect thereof, remaining in the trust has been reduced to less than 1% with respect to loan group I and reduced to less than 10% with respect to loan group II of the scheduled principal balance of the mortgage loans in such loan group as of the cut-off date.

The first paragraph under the caption "SUMMARY OF PROSPECTUS SUPPLEMENT --- Legal Investment" on page S-14 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

The senior certificates, Class I-XB, Class I-B-1 and Class II-B-1 Certificates will constitute "mortgage related securities" for purposes of SMMEA. The Class I-B-2, Class I-B-3, Class II-B-2 and Class II-B-3 Certificates will not constitute "mortgage related securities" for purposes of SMMEA.

The third paragraph under the caption “RISK FACTORS — The Yield on the Class I-X, Class I-XB, Class I-PO, Class II-X and Class II-PO Certificates Is Sensitive to Prepayments.” on pages S-18 and S-19 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

Additionally, the yield to maturity on the Class I-XB Certificates will be extremely sensitive to defaults on the group I mortgage loans, as once the current principal amounts of the group I non-offered subordinate certificates are reduced to zero, all losses on the group I mortgage loans will be allocated sequentially to reduce the current principal amounts of the Class I-B-3, Class I-B-2 and Class I-B-1 Certificates (in that order) which will cause a corresponding reduction to the notional amount of the Class I-XB Certificates. Any reduction to the notional amount of the Class I-XB Certificates will result in less interest accruing on the Class I-XB Certificates for subsequent interest accrual periods. Investors in the Class I-XB Certificates should fully consider the risk that defaults on the group I mortgage loans, could result in the failure of such investors to fully recover their initial investments. Investors in the Class I-XB Certificates should also consider the risk that if the depositor or its designee purchases the group I mortgage loans from the trust once the scheduled principal balance of the group I mortgage loans is less than 1% of the scheduled principal balance of the group I mortgage loans as of the closing date, and the notional amount of the Class I-XB Certificate has not previously been reduced to zero, the holder of the Class I-XB Certificates will not fully recover their initial investment.

The fourth paragraph under the caption “DESCRIPTION OF THE CERTIFICATES — General” on pages S-35 and S-36 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

The Offered Certificates (other than the Class II-A-2 Certificates and Residual Certificates) will be available in book-entry form in minimum denominations of $100,000 and integral multiples of $1.00 in excess thereof, and the Class II-A-2 Certificates will be available in minimum denominations of $1,000 and integral multiples of $1.00 in excess thereof. One certificate of each of these classes may be issued in a different principal or notional amount to accommodate the remainder of the initial principal or notional amount of the certificates of such class. The Class I-R-1, Class I-R-2 and Class I-R-3 Certificates will be offered in registered, certificated form, each in a single certificate of $50. The Class II-R-1 Certificate will be offered in registered, certificated form, in a single certificate of $100. The Residual Certificates (together with any Book-entry Certificates re-issued as definitive certificates) will be transferable and exchangeable at the offices of the Certificate Registrar.

The paragraph under the caption “YIELD ON THE CERTIFICATES — Last Scheduled Distribution Date” on page S-57 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

The last scheduled distribution date for distributions on the Group I Offered Certificates and Group II Offered Certificates is July 25, 2034 and November 25, 2035, respectively. The last scheduled distribution date in each case is the distribution date in the month following the month of the latest scheduled maturity date of any of the related mortgage loans. Since the rate of payment (including prepayments) of principal on the mortgage loans can be expected to exceed the scheduled rate of payments, and could exceed the scheduled rate by a substantial amount, the disposition of the last remaining mortgage loan may be earlier, and could be substantially earlier, than the last scheduled distribution date. In addition, the Depositor or its designee may, at its option, repurchase all of the Group I Mortgage Loans from the trust on or after any distribution date on which the aggregate unpaid principal balance of the Group I Mortgage Loans is less than 1% of the Cut-off Date Scheduled Principal Balance of the Group I Mortgage Loans. In addition, the Depositor or its designee may, at its option, repurchase all of the Group II Mortgage Loans from the trust on or after any distribution date on which the aggregate unpaid principal balance of the Group II Mortgage Loans is less than 10% of the Cut-off Date Scheduled Principal Balance of the Group II Mortgage Loans. See “The Pooling and Servicing Agreement—Termination” in this prospectus supplement and “The Agreements—Termination; Retirement of the Securities” in the prospectus.

The second paragraph under the caption “POOLING AND SERVICING AGREEMENT — Termination” on page S-78 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

On any distribution date on which the aggregate Scheduled Principal Balance of the Group I Mortgage Loans is less than 1% of the aggregate Scheduled Principal Balance of the Group I Mortgage Loans as of the Cut-off Date, the Depositor or its designee may repurchase from the trust all Group I Mortgage Loans remaining outstanding and any REO Property remaining in the portion of the trust represented by the Group I Mortgage Loans at a purchase price equal to the sum of (a) the unpaid principal balance of the Group I Mortgage Loans (other than Group I Mortgage Loans related to REO Property), net of the principal portion of any unreimbursed Monthly Advances relating to Group I Mortgage Loans, plus accrued but unpaid interest thereon at the applicable mortgage rate to, but not including, the first day of the month of repurchase, (b) the appraised value of any REO Property relating to the portion of the trust represented by the Group I Mortgage Loans, less the good faith estimate of the Master Servicer of liquidation expenses to be incurred in connection with its disposal thereof (but not more than the unpaid principal balance of the related Group I Mortgage Loans, together with accrued but unpaid interest on that balance at the applicable mortgage rate, but not including the first day of the month of repurchase), (c) unreimbursed out-of-pocket costs of the Master Servicer, including unreimbursed servicing advances and the principal portion of any unreimbursed Monthly Advances, made on the Group I Mortgage Loans prior to the exercise of such repurchase and (d) any unreimbursed costs and expenses of the Trustee and the Securities Administrator relating to the Group I Mortgage Loans and payable in accordance with the terms of the Agreement. Any such repurchase will result in the retirement of the Group I Certificates (other than the Class I-R-3 Certificates, to the extent that any Group II Certificates are outstanding, as described below).

The first paragraph under the caption "LEGAL INVESTMENT" on page S-84 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

The Senior Certificates, Class I-XB, Class I-B-1 and Class II-B-1 Certificates will constitute "mortgage related securities" for purposes of SMMEA for so long as they are rated not lower than the second highest rating category by a Rating Agency and, as such, will be legal investments for entities to the extent provided in SMMEA. SMMEA, however, provides for state limitation on the authority of these entities to invest in "mortgage related securities" provided that restrictive legislation by the state was enacted prior to October 3, 1991. Some states have enacted legislation which overrides the preemption provision of SMMEA. The Class I-B-2, Class I-B-3, Class II-B-2 and Class II-B-3 Certificates will not constitute "mortgage related securities" for purposes of SMMEA.

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You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information.

We are not offering the Series 2005-5 Mortgage Pass-Through Certificates in any state where the offer is not permitted.

Until 90 days after the date of this supplement, all dealers effecting transactions in the certificates offered by this supplement, whether or not participating in this distribution, may be required to deliver this supplement and the accompanying prospectus. This is in addition to the obligation of dealers to deliver this supplement and the accompanying prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Bear, Stearns & Co. Inc.

The date of this supplement is January 9, 2006